UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-CR

_________________

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for 01/22/2016
Item A.2	CIK Number of registrant:	0001338268
Item A.3	EDGAR Series Identifier:	S000006553
Item A.4	Securities Act File Number:	Not applicable
Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:
Richard J. Ertel, richard.ertel@usbank.com, 612-303-7987

Part B: Default or event of insolvency of portfolio security issuer

Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support:
Capital contribution
Item C.2	Person providing support:
U.S. Bancorp
Item C.3	Brief description of relationship between the person providing support and the fund:
U.S. Bancorp is the indirect parent of U.S. Bancorp Asset Management, Inc., the investment advisor to Mount Vernon Securities Lending Prime Portfolio (the “Portfolio”).
Item C.4	Date support provided:
01/22/2016

Item C.5	Amount of support:
$4,643,287.24
Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI):
Not applicable
Item C.7	Value of the security supported on date support was initiated (if applicable):
Not applicable
Item C.8	Brief description of reason for support:
The capital contribution was made by U.S. Bancorp in order to offset the Portfolio’s historical capital losses. The amount of the contribution is equal to the difference between the Portfolio’s net assets and the net asset value of shares outstanding on the contribution date.
Item C.9	Term of support:
Not applicable
Item C.10	Brief description of any contractual restrictions relating to support:
Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable

Part E: Imposition of liquidity fee

Not applicable

Part F: Suspension of fund redemptions

Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable

Part H: Optional disclosure

Not applicable

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mount Vernon Securities Lending Trust
(Registrant)
Date:	January 22, 2016
/s/ Richard J. Ertel
Secretary